UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2003

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant's name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No

MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the Securities Act (British Columbia)
s. 118 of the Securities Act (Alberta)
S. 75 of the Securities Act (Ontario)

Item 1:

Reporting Issuer

OFFSHORE SYSTEMS INTERNATIONAL LTD.

#107 - 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone:  (604) 904-4600

Item 2:

Date of Material Change

February 18, 2003

Item 3:

Press Release

A press release was issued on February 18, 2003 via CCNMatthews.  A true copy of the press is attached.

Item 4:

Summary of Material Change

The Company has completed a private placement of US$2,000,000 (or approximately CDN$3,100,000) with four New York based institutional funds.  The proceeds of the financing will be used for sales and marketing purposes and general working capital.

Item 5:

Full Description of Material Change

See attached Schedule "A" Press Release dated February 18, 2003.

Item 6:

Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of  the Securities Act (Ontario)

Not Applicable

Item 7:

Omitted Information

Not Applicable

Item 8:

Senior Officer

Mr. John A. Jacobson Chief Executive Officer 107 - 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone:  (604) 904-4612

Item 9:

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 20th day of February, 2003.

John A. Jacobson
(Signature)

John A. Jacobson
(Name)

Chief Executive Officer
(Position)

North Vancouver, B.C.
(Place of Declaration)

SCHEDULE  "A"

Offshore Systems International Ltd.

107 - 930 West 1st Street
North Vancouver, BC, V7P 3N4
Telephone:  (604) 986 4440
Fax:  (604) 987 2555

News Release

For Immediate Release	TSX: OSI
OTCBB: OFSYF

OFFSHORE SYSTEMS' NAVAL NAVIGATION BUSINESS TO BENEFIT FROM PROCEEDS OF PRIVATE PLACEMENT

VANCOUVER, CANADA - February 18, 2003 -- Offshore Systems International Ltd. (OSI) (TSX:OSI; OTCBB:OFSYF), an international supplier of specialized navigation technology to naval customers, today announced it has completed a private placement of US$2,000,000 (CDN$3,100,000) with four New York based institutional funds.  The proceeds of the financing will be used for sales and marketing purposes and general working capital.

"We are going to use the proceeds to spur the marketing of our navigational software and systems to NATO and allied naval fleets," said John Jacobson, President and CEO of OSI. "Many U.S. Navy and Canadian Navy ships deploying to the Middle East already have OSI's software on the bridge.  We see many more opportunities with the rest of NATO and their allies. This private placement gives us the capital to push even harder into the market.  Our balance sheet is now strong enough to handle growth as the market expands and to consider acquisitions to fill any gaps that develop in our product line or our distribution channels as the market evolves."

Much of OSI's success in producing recent record fiscal revenue and earnings is due to the Company's lead product, ECPINS_, which is recognized as the world's leading electronic chart system for warship navigation.  The Canadian and Danish navies have adopted OSI's software and systems fleet-wide, and the United States Navy has deployed it as a situational awareness tool with several aircraft carrier battle groups.  The Company is pursuing emerging opportunities with several other NATO-member navies and will be in a position to increase these sales and marketing efforts with the additional capital from the private placement.

The private placement consists of 61,244 units at CDN$50.00 per unit.  Each unit consists of one Class B Series 1 preference share (a "Preference Share"), and 22.75 common share purchase warrants.  The Preference Shares have a cumulative dividend of 6% per annum, payable semiannually.  Each Preference Share carries one vote at all OSI shareholder meetings.  Each Preference Share is convertible at the option of the holder into 45.5 common shares of OSI at a deemed conversion price of CDN$1.10 each.  OSI may also force conversion if, at any time after 13 months following closing, the closing trading price of its common shares is greater than CDN$2.20 for at least twenty consecutive trading days.  OSI also has the right to redeem the Preference Shares after five years.  The Preference Shares will have priority over all other shares on a liquidation or dissolution of OSI.

Each share purchase warrant issued as part of the units entitle the holder to acquire one common share of OSI for

CDN$1.10 for a period of 5 years following closing.  During the first year following closing, all warrants will be exercisable for cash only.  Thereafter, the warrants will be exercisable for cash or, at the option of the purchaser, by way of "cashless exercise".  OSI will have the right to redeem the warrants for CDN$0.10 each upon not less than twenty days notice, provided that its common shares close above CDN$3.30 for a period of twenty consecutive trading days.

OSI will pay an investment banking fee of 8% of the gross proceeds plus reasonable expenses. The private placement is subject to regulatory approval and applicable securities laws.

About Offshore Systems International Limited

Offshore Systems International Ltd. (OSI) provides precise electronic display systems and geo-spatial data for geographic situational awareness.  Founded in 1977, OSI maintains a position of technological leadership in its field, a record appreciated by military, government, and commercial customers around the world.  OSI has two wholly-owned subsidiaries: Offshore Systems Ltd. which provides systems for the dynamic display of geo-spatial data for mission-critical operations such as fleet navigation; and OSI Geomatics Ltd. which provides analysis, production, and distribution of geo-spatial data for electronic display.  OSI is listed on the Toronto Stock Exchange (TSX:OSI) and in the United States of America on the Over the Counter Bulletin Board (OTCBB:OFSYF).

This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, OSI's analysis of opportunities in the acquisition and development of various project interests and other matters. These statements are made under the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Although Offshore Systems International believes the expectations reflected in such forward-look statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, industry supply levels and competitive pricing pressures. Readers are cautioned not to place undue reliance on the forward-looking statements made in this press release.

For more information, please contact:

Jay Hussey

The Equicom Group Inc. 416-815-0700 ext. 225

888-880-9797 ext. 225

E-mail: jhussey@equicomgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: " John A. Jacobson"

Title: President & CEO

Date:    February  21, 2003